Exhibit 2.3(e)
OMNIBUS AMENDMENT NO. 3
This OMNIBUS AMENDMENT NO. 3, effective as of December 24, 2024 (this “Amendment”), is by and among Viatris Inc., a Delaware corporation (“Viatris”), Biocon Biologics UK Limited, a U.K. private limited company (“Biocon UK”), Biosimilar Collaborations Ireland Limited, an Irish private limited company (“Biosimilar Collaborations”), Biosimilars Newco Limited, a U.K. private limited company (“Biosimilars Newco”), and Biocon Biologics Limited, a public limited company incorporated under the Indian Companies Act, 2013 (“Biocon”, together with Biocon UK, Biosimilar Collaborations and Biosimilars Newco, the “Biocon Parties” and each of them, a “Biocon Party”). Each of the parties hereto is referred to individually as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, Viatris and Biocon are parties to that certain Transaction Agreement, dated as of February 27, 2022, as amended by Amendment No. 1 to Transaction Agreement, dated as of November 28, 2022, Omnibus Amendment No. 1, dated as of May 17, 2023 (“Omnibus Amendment No. 1”), and Omnibus Amendment No. 2, dated as of December 19, 2023 (“Omnibus Amendment No. 2”) (the “Transaction Agreement”);
WHEREAS, Viatris and Biocon UK are parties to that certain letter agreement, dated as of February 27, 2022, relating to payments of Closing Working Capital, as amended by that certain Amendment No. 1 to Letter Agreement, dated as of November 29, 2022, Omnibus Amendment No. 1 and Omnibus Amendment No. 2 (the “Working Capital Letter”);
WHEREAS, Viatris and the Biocon Parties are parties to that certain Transition Services Agreement, dated as of November 29, 2022, as amended by Omnibus Amendment No. 1 and by that certain Letter Agreement Regarding Requested Extended Services, Wind-Down Activities and Essential Financial Services, dated as of January 24, 2024 (the “Transition Services Agreement”);
WHEREAS, Viatris and Biocon are parties to that certain Employee Matters Agreement, dated as of November 29, 2022 (the “Employee Matters Agreement” and, collectively with the Transaction Agreement, the Working Capital Letter and the Transition Services Agreement, the “Specified Documents”); and
WHEREAS, the Parties desire to amend the Specified Documents with the terms set forth herein.
NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Amendment and the Specified Documents, and subject to the conditions set forth herein and therein, the Parties hereby agree as follows:
1.Capitalized Terms. Capitalized terms which are used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Transaction Agreement.

2.Amendments to the Working Capital Letter. Notwithstanding anything to the contrary in the Working Capital Letter or the other Transaction Documents:
(a)Effective as of April 10, 2024, for all purposes of the Working Capital Letter (but, for the avoidance of doubt, not for purposes of any other Transaction Documents) the definition of Working Capital Target shall be deemed amended such that the Working Capital Target is $0 (zero dollars), rather than $30,000,000 (thirty million dollars).
(b)For the avoidance of doubt, effective upon, and as a result of, such amendment to the definition of Working Capital Target, (i) the Specified WC/Cash shall be $0 (zero dollars), rather than $30,000,000 (thirty million dollars) and (ii) the Parties shall have no further obligations under the Working Capital Letter.
3.Reconciliations of Amounts Under the Transition Services Agreement. Notwithstanding anything to the contrary in the Transition Services Agreement or the other Transaction Documents:
(a)Each Party acknowledges that, as of April 10, 2024, there was (i) an amount owed by Viatris and its Affiliates to Biocon and its Affiliates and (ii) an amount owed by Biocon and its Affiliates to Viatris and its Affiliates, in the case of each of clauses (i) and (ii), under the Transition Services Agreement, the net amount of which was $45,000,000 (forty-five million dollars) owed by Viatris and its Affiliates to Biocon and its Affiliates (the “Net Receivables Amount”). Each Party further acknowledges that, effective as of April 10, 2024, Viatris and its Affiliates shall be deemed to have remitted to Biocon and its Affiliates the Net Receivables Amount, of which Biocon hereby acknowledges and confirms receipt.
(b)The Parties agree that, subject to Section 3(c) hereof, as of the date of this Amendment, there are no outstanding amounts owed under the Transition Services Agreement by Viatris and its Affiliates to Biocon and its Affiliates or by Biocon and its Affiliates to Viatris and its Affiliates.
(c)The Parties further agree that (i) as of the date of this Amendment, there is an Allowance for Bad Debt balance (the “Outstanding Bad Debt Allowance”) equal to $11,200,000 (eleven million two hundred thousand dollars) under the Transition Services Agreement and (ii) to the extent any portion of the Outstanding Bad Debt Allowance is collected, the first $8,000,000 (eight million dollars) shall be remitted to Biocon and its Affiliates and any remaining portion shall be retained by Viatris and its Affiliates.
4.Amounts Owed with respect to Additional Services. Each Party hereby acknowledges and agrees that Viatris and its Affiliates shall (i) provide the services set forth on Schedule 1 to Biosimilar Collaborations and Biosimilars Newco for the period set forth on Schedule 1 (the “Additional Services”), which Additional Services shall be invoiced and paid in accordance with Section 3.03 of the Transition Services Agreement at the

applicable rates set forth on Schedule 1, and (ii) not provide any other services to Biocon or any of its Affiliates following November 30, 2024.
5.Amendments to the Transaction Agreement. Notwithstanding anything to the contrary in the Transaction Agreement or the other Transaction Documents:
(a)Effective as of April 10, 2024, Biocon and Biocon UK shall be deemed to have satisfied their obligations in full under Section 1.05(a) of the Transaction Agreement with respect to the Irish Future Cash Payment of $175,000,000 (one hundred seventy-five million dollars) through the release of $30,000,000 (thirty million dollars) by Viatris in accordance with Section 2 hereof, the deemed remittance of $45,000,000 (forty-five million dollars) to Biocon UK and its Affiliates in accordance with Section 3 hereof and the payment in cash by Biocon UK on April 10, 2024 of $100,000,000, of which Viatris hereby acknowledges and confirms receipt.
(b)The ROW Future Cash Payment of $160,000,000 (one hundred sixty million dollars) due from Biosimilars Newco to the ROW Seller pursuant to Section 1.05(b) of the Transaction Agreement shall be paid as follows:
i.$100,000,000 (one hundred million dollars) in cash shall be paid to the ROW Seller by wire transfer of immediately available funds on or before December 24, 2024.
ii.With respect to the residual $60,000,000 (sixty million dollars), such amount shall be retained by Biocon Parties (and shall not be remitted to Viatris or its Affiliates). However, if the Biocon Parties pay or are obligated to pay, inclusive of cost shares or contingent payments such as profit shares, royalties or milestones, to Johnson & Johnson or one of its Affiliates (collectively, “JNJ”) an amount (such amount, the “Aflibercept Amount”) less than $60,000,000 (sixty million dollars) in respect of the Compound aflibercept, then the amount (such amount, the “Excess Amount”), if any, by which $60,000,000 (sixty million dollars) exceeds the Aflibercept Amount shall be paid to the ROW Seller in cash within two (2) Business Days after the determination of the Excess Amount.
Without limiting the obligations of the Biocon Parties under Section 5(b)(ii) of this Amendment, the Biocon Parties shall be deemed to have satisfied their obligations in full under Section 1.05(b) of the Transaction Agreement with respect to the ROW Future Cash Payment upon payment to ROW Seller of $100,000,000 (one hundred million dollars) in cash pursuant to Section 5(b)(i) of this Amendment.
(c)Viatris acknowledges and agrees that the Affidavit of Confession of Judgement against Biocon UK and Biosimilars Newco dated December 19, 2023 and executed in connection with Omnibus Amendment No. 2 (the “2023 COJ”) is hereby revoked and is null and void. Viatris agrees that it will not attempt to enforce the 2023 COJ against Biocon UK and Biosimilars Newco under any circumstances.

6.Waiver of Claims.
(a)Each of the Biocon Parties for itself and for any respective Affiliate (a “Biocon Affiliate”), on the one hand, and each of Viatris for itself and for any of its Affiliates (a “Viatris Affiliate”), on the other hand, hereby remises, waives, releases and forever discharges Viatris and the Viatris Affiliates (in the case of the Biocon Parties and the Biocon Affiliates) and the Biocon Parties and the Biocon Affiliates (in the case of Viatris and the Viatris Affiliates) from any and all claims, debts, demands, allegations, actions, causes of action, counterclaims, claims of offset (including, but not limited to, any exercise of the right of offset under Section 8.09 of the Transaction Agreement or Section 5 the Working Capital Letter), suits, duties, dues, interest, sum and sums of money, bills, accounts, accountings, reckonings, bonds, special fees, indemnities, exonerations, covenants, contracts, controversies, agreements, promises, doings, omissions, trespasses, variances, damages, judgments, extents, costs, expenses, losses, exposures, executions, obligations and liabilities of any kind whatsoever, whether in law, equity, tort or otherwise and whether or not presently known (and including, without limitation, any that are unknown or unsuspected) that any Biocon Party or any Biocon Affiliate, on the one hand, or Viatris or any Viatris Affiliate, on the other hand, has or ever had, may have, could have or hereafter can, shall or may have (from the beginning of time to the date of this Amendment) against Viatris and the Viatris Affiliates (in the case of the Biocon Parties and the Biocon Affiliates) or the Biocon Parties and the Biocon Affiliates (in the case of Viatris and the Viatris Affiliates), based upon, consisting of, resulting from, in connection with, arising out of or related, directly or indirectly, to the Specified Documents on or prior to the date of this Amendment, including, but not limited to, any purported claim detailed in Biocon’s letter dated February 29, 2024 re: “Notice of Claims”, any claim related to customer rebates or adjustments, any claim that Viatris or its Affiliates were operating in the United Kingdom without required permits or authorizations, any claim that certain Inventory was not useable or saleable in the normal and ordinary course of business or fit for the purpose for which it was procured or manufactured, any claim related to the Transition Services Agreement, any claim related to the Compound aflibercept or any claim related to the Employee Matters Agreement.
(b)Each of the Biocon Parties, on the one hand, and Viatris, on the other hand, hereby acknowledges familiarity with and understanding of Section 1542 of the California Civil Code, which section provides as follows:
A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.
With respect to Section 6(a) above, each of the Biocon Parties (on behalf of itself and any Biocon Affiliate), on the one hand, and Viatris (on behalf of itself and any Viatris Affiliate) hereby waives and relinquishes any rights or benefits that it has or may have against Viatris and the Viatris Affiliates (in the case of the Biocon Parties and the Biocon Affiliates) and the Biocon Parties and the Biocon Affiliates (in the case of Viatris and the Viatris Affiliates) under Section 1542 of the California Civil Code (to the extent it may be applicable) or under any similar provision of statutory or non-statutory law of California or of any other jurisdiction to the fullest extent that such rights and benefits may lawfully be waived. Without limiting the generality of the foregoing, each of the Biocon Parties (on behalf of itself and any Biocon Affiliate), on the one hand, and Viatris (on behalf of itself and any Viatris Affiliate), on the other hand, acknowledges that it may hereafter discover claims or facts (whether or not now known to or suspected by any person) in addition to or different from those which are now known, suspected or believed to exist and each of the Biocon Parties (on behalf of itself and any Biocon Affiliate), on the one hand, and Viatris (on behalf of itself and any Viatris Affiliate), on the other hand, agrees that this Amendment and the release contained herein shall remain effective, and is intended to remain effective, in all respects notwithstanding any such discovery of different or additional facts or claims.
(c)Each of the Biocon Parties hereby covenants and agrees that neither it nor any Biocon Affiliate, on the one hand, and Viatris hereby covenants and agrees that neither it nor any Viatris Affiliate, on the other hand, nor any person acting on behalf or at the direction of any of the foregoing, (i) will directly or indirectly bring, file, initiate or commence, or (except as may be required by any governmental authority or by legal process) participate or assist or cooperate in the prosecution of, any action, proceeding, suit, claim or complaint, or otherwise pursue any remedy before any court, governmental or private regulatory body, arbitrator or arbitration body, or any other office or tribunal, which is an action, proceeding, suit, claim, complaint or remedy that has been released (or is based upon a matter that has been released) pursuant to the releases set forth herein, or (ii) will initiate, prosecute or defend any action, proceeding, suit, claim or complaint in whole or in part on the grounds that any or all of the terms of this Amendment or the Transaction Documents were entered into pursuant to a fraudulent inducement or a misrepresentation or are for any reason illegal, invalid, not binding, unenforceable or against public policy. This Section 6 shall not prevent the bringing of an action to enforce the terms of this Amendment.
(d)Wherever in this Amendment any of the Parties purports to waive, release, remise, discharge, acknowledge, relinquish, agree, covenant, represent, warrant or otherwise act as to any matter on behalf of any Affiliate who is not a direct signatory to this Amendment, such Affiliate shall be bound by such terms or provisions (and the applicable Party shall be deemed to have so acted on behalf of such Affiliate) to the maximum extent legally possible, and in any case all of the Parties shall be bound by such terms or provisions.
(e)For the avoidance of doubt, this Section 6 will not modify, prejudice or otherwise affect (i) the exercise or performance of the rights or obligations of the Parties and their respective Affiliates under Sections 3 and 4 of this Amendment or (ii) the scope of the Assumed Liabilities or the Retained Liabilities, or the indemnification provisions relating to the Assumed Liabilities or the Retained Liabilities set forth in the Transaction Agreement.
7.Effect of Amendment.
(a)Notwithstanding anything to the contrary in this Amendment or the Transaction Documents, this Amendment will become effective only if, on or before 4:59 p.m., New York City time, on December 24, 2024, (i) Biocon provides to Viatris reasonable evidence of the payment of $100,000,000 (one hundred million dollars) in cash pursuant to Section 5(b)(i) of this Amendment and (ii) Viatris’ designated bank confirms to Viatris receipt of such $100,000,000 (one hundred million dollars) in cash in Viatris’ designated bank account. For the avoidance of doubt, if the conditions set forth in the immediately preceding sentence are not met, this Amendment shall be null and void and have no force or effect.
(b)Each Party acknowledges and agrees that this Amendment constitutes an instrument in writing signed on behalf of each of the Parties in accordance with Section 9.05 of the Transaction Agreement, Section 7 of the Working Capital Letter, Section 7.06 of the Transition Services Agreement and Section 5.01 of the Employee Matters Agreement. For the avoidance of doubt, (i) references to the date of the Transaction Agreement and the Working Capital Letter, and references to the “date hereof”, “the date of this Agreement” or words of similar meaning in the Transaction Agreement and the Working Capital Letter, shall continue to refer to February 27, 2022, and (ii) references to the date of the Transition Services Agreement and the Employee Matters Agreement, and references to the “date hereof”, “the date of this Agreement” or words of similar meaning in the Transition Services Agreement and the Employee Matters Agreement, shall continue to refer to November 29, 2022.
(c)Except as expressly set forth herein, this Amendment shall not amend, waive, affect or otherwise alter any term or provision of the Specified Documents or the other Transaction Documents and all terms and provisions of the Specified Documents and the other Transaction Documents shall continue in full force and effect.
8.Miscellaneous. The provisions set forth in Sections 9.01, 9.04 through 9.15 and 9.18 of the Transaction Agreement shall apply to this Amendment, mutatis mutandis, and are hereby incorporated by reference as if fully set forth herein.

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IN WITNESS WHEREOF, the Parties have duly executed this Amendment, all as of the date first written above.

For VIATRIS INC.	For BIOCON BIOLOGICS UK LIMITED
By: /s/ Brian Roman Name: Brian Roman Title: Chief Legal Officer	By: /s/ Shreehas P Tambe Name: Shreehas P Tambe Title: Authorized Signatory By: /s/ Kedar Narayan Upadhye Name: Kedar Narayan Upadhye Title: Authorized Signatory
For BIOSIMILARS NEWCO LIMITED By: /s/ Shreehas P Tambe Name: Shreehas P Tambe Title: Authorized Signatory By: /s/ Kedar Narayan Upadhye Name: Kedar Narayan Upadhye Title: Authorized Signatory
For BIOSIMILAR COLLABORATIONS
IRELAND LIMITED
By: /s/ Shreehas P Tambe
Name: Shreehas P Tambe
Title: Authorized Signatory
By: /s/ Kedar Narayan Upadhye
Name: Kedar Narayan Upadhye
Title: Authorized Signatory

For BIOCON BIOLOGICS LIMITED By: /s/ Shreehas P Tambe Name: Shreehas P Tambe Title: CEO & Managing Director By: /s/ Kedar Narayan Upadhye Name: Kedar Narayan Upadhye Title: Chief Financial Officer

IN WITNESS WHEREOF, the Parties have duly executed this Amendment, all as of the date first written above.
VIATRIS INC.
By:     /s/ Brian Roman________
Name: Brian S. Roman
Title: Chief Legal Officer

[Signature Page to Omnibus Amendment No. 3]

SCHEDULE 1
ADDITIONAL SERVICES

[Attached.]